BANCOLOMBIA S.A. ANNOUNCES THE RETIREMENT OF OPERATIONS VICE-PRESIDENT

Medellin, Colombia, April 10, 2012

Bancolombia announces that Mr. Luis Fernando Montoya Cusso, Vice-President of Operations, will retire from the Bank, effective May 31, 2012, after more than 38 years of service.

During his tenure, Mr. Montoya led key initiatives relating to the Bank’s operational transformation, and leaves an important legacy of efficiency, quality and productivity.

The Bancolombia Group expresses its gratitude to Mr. Montoya for his invaluable contribution and proven commitment to the Bank.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837